Exhibit 99

News

RiT LAUNCHES SITEWIZ V2.0 – INDUSTRY’S MOST ADVANCED
CABLE & ASSET MANAGEMENT (CAM) SOLUTION

– RiT's Vendor-Neutral CAM Solution Helps Enterprises Get a Handle on Physical
Layer Assets With Powerful Provisioning, Reporting and Utilization Monitoring,
Together With Integrated Device Discovery –

Tel Aviv, Israel – September 22, 2008 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure solutions, today launched Version 2.0 of SiteWiz, its powerful Cable & Asset Management (CAM) software solution. Designed for enterprises with complex existing communications networks, SiteWiz is an easy and cost-effective way for the IT staff to get a handle on all physical layer assets.

“With SiteWiz, we are making the industry’s strongest CAM solution even more powerful and easier to use,” said Mr. Avi Kovarsky, RiT’s President and CEO. “It is particularly strong in the features that are lacking in most competitive solutions: automated provisioning, integrated device discovery, utilization monitoring and powerful reporting capabilities. As with SiteWiz V1, the fact that our solution works with the infrastructures of all types of vendors enables us to bring intelligent features to any deployment, and to offer an easy migration path to our PatchView™ Intelligent Infrastructure Management system.”

SiteWiz provides the accurate documentation and status monitoring that the IT staff needs to efficiently plan, manage, provision and maintain all aspects of the physical layer. Its unique, field-proven features help improve IP asset management and network utilization, automate and simplify daily operations and ensure data sharing across departments and permissions mechanism to ensure data security..

SiteWiz V2.0 will be available commercially from September 22nd 2008.

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT’s field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,”“anticipate,” “expect,” “plan,” “intend,”“estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Oded Nachmoni
VP Product Strategy & Professional Services
+972-3-6455481
odedn@rit.co.il

RiT Technologies Ltd. 24 Raoul Wallenberg St., Tel Aviv 69719, Israel Tel: +972-3-645-5151 Fax: +972-3-647-4115